UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DARÉ BIOSCIENCE, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

23666P 101

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23666P 101

1.	Name of Reporting Persons Venrock Partners V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 301,498(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 301,498(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 301,498(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.99%(3)

12.	Type of Reporting Person (See Instructions) PN

(1)

Venrock Partners V, L.P., Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P., Venrock Partners Management V, LLC (the general partner of Venrock Partners V, L.P.), Venrock Management V, LLC (the general partner of Venrock Associates V, L.P.) and VEF Management V, LLC (the general partner of Venrock Entrepreneurs Fund V, L.P.) are members of a group for purposes of this Schedule 13G/A.

(2)

Consists of (i) 23,063 shares of common stock held by Venrock Partners V, L.P., (ii) 272,045 shares of common stock held by Venrock Associates V, L.P., and (iii) 6,390 shares of common stock held by Venrock Entrepreneurs Fund V, L.P.

(3)

This percentage is calculated based upon 6,047,161 shares of common stock outstanding as of November 6, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2017.

CUSIP No. 23666P 101

1.	Name of Reporting Persons Venrock Associates V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 301,498(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 301,498(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 301,498(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.99%(3)

12.	Type of Reporting Person (See Instructions) PN

(1)

Venrock Partners V, L.P., Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P., Venrock Partners Management V, LLC (the general partner of Venrock Partners V, L.P.), Venrock Management V, LLC (the general partner of Venrock Associates V, L.P.) and VEF Management V, LLC (the general partner of Venrock Entrepreneurs Fund V, L.P.) are members of a group for purposes of this Schedule 13G/A.

(2)

Consists of (i) 23,063 shares of common stock held by Venrock Partners V, L.P., (ii) 272,045 shares of common stock held by Venrock Associates V, L.P., and (iii) 6,390 shares of common stock held by Venrock Entrepreneurs Fund V, L.P.

(3)

This percentage is calculated based upon 6,047,161 shares of common stock outstanding as of November 6, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2017.

CUSIP No. 23666P 101

1.	Name of Reporting Persons Venrock Entrepreneurs Fund V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 301,498(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 301,498(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 301,498(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.99%(3)

12.	Type of Reporting Person (See Instructions) PN

(1)

Venrock Partners V, L.P., Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P., Venrock Partners Management V, LLC (the general partner of Venrock Partners V, L.P.), Venrock Management V, LLC (the general partner of Venrock Associates V, L.P.) and VEF Management V, LLC (the general partner of Venrock Entrepreneurs Fund V, L.P.) are members of a group for purposes of this Schedule 13G/A.

(2)

Consists of (i) 23,063 shares of common stock held by Venrock Partners V, L.P., (ii) 272,045 shares of common stock held by Venrock Associates V, L.P., and (iii) 6,390 shares of common stock held by Venrock Entrepreneurs Fund V, L.P.

(3)

This percentage is calculated based upon 6,047,161 shares of common stock outstanding as of November 6, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2017.

CUSIP No. 23666P 101

1.	Name of Reporting Persons Venrock Partners Management V, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 301,498(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 301,498(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 301,498(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.99%(3)

12.	Type of Reporting Person (See Instructions) OO

(1)

Venrock Partners V, L.P., Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P., Venrock Partners Management V, LLC (the general partner of Venrock Partners V, L.P.), Venrock Management V, LLC (the general partner of Venrock Associates V, L.P.) and VEF Management V, LLC (the general partner of Venrock Entrepreneurs Fund V, L.P.) are members of a group for purposes of this Schedule 13G/A.

(2)

Consists of (i) 23,063 shares of common stock held by Venrock Partners V, L.P., (ii) 272,045 shares of common stock held by Venrock Associates V, L.P., and (iii) 6,390 shares of common stock held by Venrock Entrepreneurs Fund V, L.P.

(3)

This percentage is calculated based upon 6,047,161 shares of common stock outstanding as of November 6, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2017.

CUSIP No. 23666P 101

1.	Name of Reporting Persons Venrock Management V, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 301,498(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 301,498(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 301,498(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.99%(3)

12.	Type of Reporting Person (See Instructions) OO

(1)

Venrock Partners V, L.P., Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P., Venrock Partners Management V, LLC (the general partner of Venrock Partners V, L.P.), Venrock Management V, LLC (the general partner of Venrock Associates V, L.P.) and VEF Management V, LLC (the general partner of Venrock Entrepreneurs Fund V, L.P.) are members of a group for purposes of this Schedule 13G/A.

(2)

Consists of (i) 23,063 shares of common stock held by Venrock Partners V, L.P., (ii) 272,045 shares of common stock held by Venrock Associates V, L.P., and (iii) 6,390 shares of common stock held by Venrock Entrepreneurs Fund V, L.P.

(3)

This percentage is calculated based upon 6,047,161 shares of common stock outstanding as of November 6, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2017.

CUSIP No. 23666P 101

1.	Name of Reporting Persons VEF Management V, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 301,498(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 301,498(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 301,498(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.99%(3)

12.	Type of Reporting Person (See Instructions) OO

(1)

Venrock Partners V, L.P., Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P., Venrock Partners Management V, LLC (the general partner of Venrock Partners V, L.P.), Venrock Management V, LLC (the general partner of Venrock Associates V, L.P.) and VEF Management V, LLC (the general partner of Venrock Entrepreneurs Fund V, L.P.) are members of a group for purposes of this Schedule 13G/A.

(2)

Consists of (i) 23,063 shares of common stock held by Venrock Partners V, L.P., (ii) 272,045 shares of common stock held by Venrock Associates V, L.P., and (iii) 6,390 shares of common stock held by Venrock Entrepreneurs Fund V, L.P.

(3)

This percentage is calculated based upon 6,047,161 shares of common stock outstanding as of November 6, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2017.

Introductory Note: This Statement on Schedule 13G/A is filed on behalf of Venrock Partners V, L.P., a limited partnership organized under the laws of the State of Delaware (“VP5”), Venrock Associates V, L.P., a limited partnership organized under the laws of the State of Delaware (“V5”), Venrock Entrepreneurs Fund V, L.P., a limited partnership organized under the laws of the State of Delaware (“VEF”), Venrock Partners Management V, LLC, a limited liability company organized under the laws of the State of Delaware (“VPM”), Venrock Management V, LLC, a limited liability company organized under the laws of the State of Delaware (“VM”) and VEF Management V, LLC, a limited liability company organized under the laws of the State of Delaware (“VEFM” and collectively with VP5, V5, VEF, VPM and VM, the “Venrock Entities”) in respect of shares of common stock of Daré Bioscience, Inc.

Item 1.

(a)	Name of Issuer

Daré Bioscience, Inc.

(b)	Address of Issuer’s Principal Executive Offices

11119 North Torrey Pines Road, Suite 200

La Jolla, California 92037

Item 2.

(a)	Name of Person Filing

Venrock Partners V, L.P.

Venrock Associates V, L.P.

Venrock Entrepreneurs Fund V, L.P.

Venrock Partners Management V, LLC

Venrock Management V, LLC

VEF Management V, LLC

(b)	Address of Principal Business Office or, if none, Residence

New York Office:	Palo Alto Office:	Boston Office:

530 Fifth Avenue	3340 Hillview Avenue	34 Farnsworth Street
22nd Floor	Palo Alto, CA 94304	3rd Floor
New York, NY 10036		Boston, MA 02210

(c)	Citizenship

Each of VP5, V5 and VEF are limited partnerships organized in the State of Delaware. Each of VPM, VM and VEFM are limited liability companies organized in the State of Delaware.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

23666P 101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

	(a)	Amount Beneficially Owned as of December 31, 2017:

Venrock Partners V, L.P.	301,498	(1)
Venrock Associates V, L.P.	301,498	(1)
Venrock Entrepreneurs Fund V, L.P.	301,498	(1)
Venrock Partners Management V, LLC	301,498	(1)
Venrock Management V, LLC	301,498	(1)
VEF Management V, LLC	301,498	(1)

(b)	Percent of Class as of December 31, 2017:

Venrock Partners V, L.P.	4.99%
Venrock Associates V, L.P.	4.99%
Venrock Entrepreneurs Fund V, L.P.	4.99%
Venrock Partners Management V, LLC	4.99%
Venrock Management V, LLC	4.99%
VEF Management V, LLC	4.99%

(c)	Number of shares as to which the person has, as of December 31, 2017:

(i)	Sole power to vote or to direct the vote

Venrock Partners V, L.P.	0
Venrock Associates V, L.P.	0
Venrock Entrepreneurs Fund V, L.P.	0
Venrock Partners Management V, LLC	0
Venrock Management V, LLC	0
VEF Management V, LLC	0

(ii)	Shared power to vote or to direct the vote

Venrock Partners V, L.P.	301,498	(1)
Venrock Associates V, L.P.	301,498	(1)
Venrock Entrepreneurs Fund V, L.P.	301,498	(1)
Venrock Partners Management V, LLC	301,498	(1)
Venrock Management V, LLC	301,498	(1)
VEF Management V, LLC	301,498	(1)

(V)	Sole power to dispose or to direct the disposition of

Venrock Partners V, L.P.	0
Venrock Associates V, L.P.	0
Venrock Entrepreneurs Fund V, L.P.	0
Venrock Partners Management V, LLC	0
Venrock Management V, LLC	0
VEF Management V, LLC	0

(iv)	Shared power to dispose or to direct the disposition of

Venrock Partners V, L.P.	301,498	(1)
Venrock Associates V, L.P.	301,498	(1)
Venrock Entrepreneurs Fund V, L.P.	301,498	(1)
Venrock Partners Management V, LLC	301,498	(1)
Venrock Management V, LLC	301,498	(1)
VEF Management V, LLC	301,498	(1)

(1)

These shares are owned directly as follows: (i) 23,063 shares of common stock are held by Venrock Partners V, L.P., (ii) 272,045 shares of common stock are held by Venrock Associates V, L.P., and (iii) 6,390 shares of common stock are held by Venrock Entrepreneurs Fund V, L.P.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 13, 2018

Venrock Partners V, L.P.

By:	Venrock Partners Management V, LLC

Its:	General Partner

By:	/s/ David Stepp
Authorized Signatory

Venrock Associates V, L.P.

By:	Venrock Management V, LLC

Its:	General Partner

By:	/s/ David Stepp
Authorized Signatory

Venrock Entrepreneurs Fund V, L.P.

By:	VEF Management V, LLC

Its:	General Partner

By:	/s/ David Stepp
Authorized Signatory

Venrock Partners Management V, LLC

By:	/s/ David Stepp
Authorized Signatory

Venrock Management V, LLC

By:	/s/ David Stepp
Authorized Signatory

VEF Management V, LLC

By:	/s/ David Stepp
Authorized Signatory

EXHIBITS

A:    Joint Filing Agreement  (Incorporated by reference to Exhibit A to Schedule 13G filed on April 25, 2014).